FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: January 31, 2006

January 31, 2006

Agreement with U.S. Department of Justice on Antitrust Investigation into DRAM Industry

The U.S. Department of Justice (DOJ) announced on January 30, 2006, that it had reached a settlement with Elpida Memory, Inc.* (Elpida) under which Elpida will plead guilty to certain violations of the U.S. antitrust laws and pay a stipulated fine. This settlement arose out of an industry-wide investigation of potential antitrust violations in the United States dynamic random access memory (DRAM) market, which the DOJ has been conducting from about June 2002.

The settlement and plea relates to a period from April 1, 1999 through June 15, 2002. This period includes a period during which NEC Corporation (NEC) and NEC Electronics Inc., a wholly-owned subsidiary of NEC in the U.S. at the time, (now known as NEC Electronics America, Inc., a wholly-owned subsidiary of NEC Electronics Corporation) were still engaged in the sale of DRAM in the U.S. (April 1999 through February 2001). NEC has cooperated in the investigation, and under an agreement with the DOJ, it will continue to do so in the future. The DOJ has indicated that given the past cooperation and ongoing commitment to cooperate, the DOJ will not prosecute NEC or its subsidiaries for any acts related to the matters under investigation.

In light of the fact that the settlement period included a period where NEC sold DRAMs in the U.S., NEC has agreed with Elpida to contribute US $46,750,000 to the Elpida fine. As the amount of this contribution is within the estimated accrual already provided in connection with the DOJ’s investigation, this will not affect the financial results forecast of NEC or NEC Electronics Corporation for the fiscal year ending March 31, 2006.

*	Elpida Memory, Inc. was incorporated in 1999 as an equally-owned joint venture between NEC and Hitachi, Ltd. into which the DRAM operations of the two companies were gradually transferred. NEC transferred its U.S. DRAM sales business to Elpida as of March 2001. NEC presently owns less than 14% of the outstanding shares of Elpida.

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Press Contacts:

Diane Foley Public Relations Division NEC Corporation +81-3-3798-6511	Sophie Yamamoto Corporate Communications Division NEC Electronics Corporation +81-44-435-1676